Exhibit 99.2

UNILEVER AND PERDIGÃO ANNOUNCE

A STRATEGIC ALLIANCE

Unilever and Perdigão have today (June 25 2007) concluded a joint venture agreement that will be responsible for managing the Becel and Becel ProActiv brands, as well as identifying new business opportunities involving the two names.

Combining the respective skills of Perdigão and Unilever, the new company is to supply the market with high added value products and aimed principally at consumers focused on promoting their cardiovascular health. Unilever will license the use of the Becel and Becel ProActiv brands, including their use in other product lines, to a new company arising from the joint venture agreement. Perdigão, in turn, will contribute its production, sales and distribution structure assets to the new business.

In addition to licensing its Becel and Becel ProActiv brands, Unilever will supply cardiovascular health-related food technology, contributing to the development of new items in the health food segment through the intermediary of its research, innovation and marketing area.

Becel margarine, a Unilever global brand and totally aligned to the company’s Vitality mission, will be the first product to benefit from Perdigão’s distribution network, which currently encompasses more than 84,000 points of sale throughout the country. These businesses are a domestic initiative exclusively involving Unilever Brasil and Perdigão S/A.

The strategic joint venture with Perdigão will allow Unilever to provide greater focus on the Becel brand, expanding the alternatives for its growth by concentrating resources on activities such as development, innovation and communication. Becel is the pioneer and leader in the segment of products for promoting cardiovascular health and for this reason the brand will continue to be a priority for Unilever.

In addition to the focus on Becel, the partnership with Perdigão – designed to be of a long-term nature – will enable the two companies to identify and evaluate new business opportunities

MARGARINES

The strategic alliance between the two companies also includes Unilever’s sales of the Doriana, Delicata and Claybom brands to Perdigão, together with the assets

(machinery and equipment) involved in the manufacture of these products at the industrial unit in Valinhos, state of São Paulo.

Margarine is a product which is in total synergy with the chain of chilled and frozen products manufactured and distributed by Perdigão. By including the Doriana, Delicata and Claybom brands to its Business Unit’s portfolio, Perdigão will further optimize the company’s logistics system and enrich its product mix.

One of Perdigão’s priorities in its expansion plan is to grow in the margarine market. Since 2005, the company has had a service contract with Coamo Agroindustrial Cooperativa of Campo Mourão (PR) for the manufacture of products under the Borella and Turma da Mônica brands.

Production of the three brands acquired by Perdigão and the manufacture of Becel under license will continue at Unilever’s existing plant in Valinhos. The two companies are in the process of establishing a working model which will assure the continuity of the production process and the supply of the points of sale.

Perdigão will be announcing information on pricing policies, distribution and positioning of the Doriana, Claybom and Delicata brands to the market in due course.

There will be no changes in the way Becel brand is communicated or its attributes, formula and other characteristics. Unilever will continue to invest on a consistent basis in the brand, one of the most important in its portfolio and already a household name with consumers as a health and functional food item.

São Paulo (SP), June 25, 2007.

Perdigão S.A.	Wang Wei Chang
CFO
Stock Exchange
Ticker Symbols:	Investor Relations
Av. Escola Politécnica, 760
BOVESPA:	05350-901 > São Paulo > SP	Perdigão is one of the largest
PRGA3 - COMMON	Tel.: 11 3718 5301	Latin American food companies
Novo Mercado (New Market)	Fax.: 11 3718 5297	and one of the biggest
processing meat in the world.
NYSE:	e-mail: acoes@perdigao.com.br	The company exports its
PDA	www.perdigao.com.br/ri	products for more than 100
ADR Nivel III		countries.

For more information please contact Edina Biava: 55 11 3718-5465

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.